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SEC 09041854 COMMISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-49046

SEC Mail Processing Section
JUN 16 2009
Washington, DC
122

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STONEBRIDGE ASSOCIATES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 POST OFFICE SQUARE

| BOSTON | MASSACHUSETTS | 02109 |
|---|---|---|
| (City) | (state) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HARVEY, JR., PRESIDENT 617-357-1770
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

| 53 STATE STREET | BOSTON, | MA | 02109 |
|---|---|---|---|
| (Address) | (City) | (state) | Zip Code) |

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

**I Richard Harvey, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonebridge Associates, LLC as of** June 9 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

Richard H Harvey Jr
Signature

President
Title

Suzanne Chandler
Notary Public
Suzanne Chandler
NOTARY PUBLIC
My commission expires July 16, 2010

**This report** contains (check all applicable boxes):**

**[X] (a) Facing page**
**[X] (b) Statement of Financial Condition.**
**[X] (c) Statement of Income (Loss).**
**[X] (d) Statement of Cash Flows**
**[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
**[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
**[X] (g)Computation of Net Capital.**
**[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
**[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.**
**[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
**[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
**[X] (l) An Oath or Affirmation.**
**[ ] (m)A copy of the SIPC Supplemental Report.**
**[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
**[X] (o) Independent auditor's report on internal accounting control.**

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# STONEBRIDGE ASSOCIATES, LLC

## FINANCIAL STATEMENTS

## YEARS ENDED MARCH 31, 2009 AND 2008

**STONEBRIDGE ASSOCIATES, LLC**
**YEARS ENDED MARCH 31, 2009 AND 2008**

## TABLE OF CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 |
| FINANCIAL STATEMENTS: | |
| Statements of Financial Condition | 2 |
| Statements of Operations | 3 |
| Statements of Members' Equity | 4 |
| Statements of Cash Flows | 5 |
| Notes to Financial Statements | 6-12 |
| Supplementary Schedule of Operating Expenses | 13 |
| REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 | 14-15 |
| Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-3 | 16 |
| Schedule II - Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital | 17 |

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Stonebridge Associates, LLC (the "Company") as of March 31, 2009 and 2008, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Associates, LLC as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in the supplemental schedule of operating expenses and supplemental Schedule I and Schedule II is presented for the purposes of additional analysis and is not a required part of the basic financial statements. These schedules are the responsibility of the Company's management. Schedule I and Schedule II are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
June 9, 2009

**STONEBRIDGE ASSOCIATES, LLC**
**STATEMENTS OF FINANCIAL CONDITION**
**MARCH 31, 2009 AND 2008**

| | 2009 | 2008 |
|---|---|---|
| ***Assets*** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 88,107 | $ 308,270 |
| Accounts receivable | 37,205 | 28,766 |
| Accrued revenue | 9,958 | 101,778 |
| Deferred costs | 437,610 | 517,529 |
| Prepaid expenses | 57,844 | 45,281 |
| Total current assets | 630,724 | 1,001,624 |
| Property and equipment, net | 25,526 | 15,618 |
| Note receivable, net | 13,505 | - |
| Other assets | 28,268 | 40,253 |
| Total assets | $ 698,023 | $ 1,057,495 |
| ***Liabilities and Members' Equity*** | | |
| Current liabilities: | | |
| Accounts payable | $ 3,632 | $ 6,768 |
| Accrued expenses | 16,453 | 66,596 |
| Capital lease obligation - current | 5,420 | - |
| Total current liabilities | 25,505 | 73,364 |
| Deferred rent | 23,950 | - |
| Capital lease obligation | 10,599 | - |
| Total liabilities | 60,054 | 73,364 |
| Commitments (Note 4) | | |
| Members' equity: | | |
| Common members | (714,099) | (299,273) |
| Special common members | (74,731) | (54,273) |
| Preferred B members | 1,470,226 | 1,381,104 |
| Membership subscription receivable | (43,427) | (43,427) |
| Total members' equity | 637,969 | 984,131 |
| Total liabilities and members' equity | $ 698,023 | $ 1,057,495 |

*The accompanying notes are an integral part of these financial statements.*

**STONEBRIDGE ASSOCIATES, LLC**
**STATEMENTS OF OPERATIONS**
**YEARS ENDED MARCH 31, 2009 AND 2008**

| | 2009 | 2008 |
|---|---|---|
| Revenue: | | |
| Mergers and acquisitions | $ 1,666,887 | $ 1,298,292 |
| Financial advisory | 393,285 | 573,893 |
| Private placements | - | 110,000 |
| Reimbursed expenses | 103,679 | 74,611 |
| Total revenue | 2,163,851 | 2,056,796 |
| Operating expenses | 2,600,322 | 2,073,790 |
| Loss from operations | (436,471) | (16,994) |
| Other income: | | |
| Sale of warrants | - | 120,000 |
| Other income | - | 35,000 |
| Interest income | 1,187 | 6,598 |
| Net (loss) income | $ (435,284) | $ 144,604 |

*The accompanying notes are an integral part of these financial statements.*

**STONEBRIDGE ASSOCIATES, LLC**
**STATEMENTS OF MEMBERS' EQUITY**
**YEARS ENDED MARCH 31, 2009 AND 2008**

| | Common Members | Special Common Members | Preferred B Members Redeemable | Membership Subscription Receivable | Total |
|---|---|---|---|---|---|
| Balance, March 31, 2007 | $ (392,842) | $ (54,273) | $ 1,389,500 | $ (43,427) | $ 898,958 |
| Preferred members redemption | - | - | (23,000) | - | (23,000) |
| Purchase of preferred B shares | - | - | (10,000) | - | (10,000) |
| Distributions to members | (2,431) | - | (24,000) | - | (26,431) |
| Allocation of net income | 96,000 | - | 48,604 | - | 144,604 |
| Balance, March 31, 2008 | (299,273) | (54,273) | 1,381,104 | (43,427) | 984,131 |
| Preferred members redemption | - | - | (30,000) | - | (30,000) |
| Sale of preferred B shares | - | - | 344,000 | - | 344,000 |
| Distributions to members | - | - | (224,878) | - | (224,878) |
| Allocation of net loss | (414,826) | (20,458) | - | - | (435,284) |
| Balance, March 31, 2009 | $ (714,099) | $ (74,731) | $ 1,470,226 | $ (43,427) | $ 637,969 |

*The accompanying notes are an integral part of these financial statements.*

**STONEBRIDGE ASSOCIATES, LLC**
**STATEMENTS OF CASH FLOWS**
**YEARS ENDED MARCH 31, 2009 AND 2008**

| | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) income | $ (435,284) | $ 144,604 |
| Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities: | | |
| Depreciation and amortization | 8,422 | 6,391 |
| Gain on investment | - | 3,388 |
| Allowance on note receivable | 13,045 | - |
| Gain on sale of warrants | - | (120,000) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (34,989) | 11,265 |
| Accrued revenue | 91,820 | 218,313 |
| Deferred costs | 79,919 | (266,030) |
| Prepaid expenses | (12,563) | 19,340 |
| Other assets | 11,985 | (2,403) |
| Accounts payable and accrued expenses | (53,279) | 18,737 |
| Deferred rent | 23,950 | - |
| Net cash (used in) provided by operating activities | (306,974) | 33,605 |
| Cash flows from investing activities: | | |
| Proceeds from sale of warrants | - | 120,000 |
| Cash paid for purchase of property and equipment | - | (2,850) |
| Net cash provided by investing activities | - | 117,150 |
| Cash flows from financing activities: | | |
| Preferred member redemption | (30,000) | (23,000) |
| Sale (purchase) of preferred shares | 344,000 | (10,000) |
| Distributions to members | (224,878) | (26,431) |
| Principal payments under capital lease obligations | (2,311) | - |
| Net cash provided by (used in) financing activities | 86,811 | (59,431) |
| Net change in cash and cash equivalents | (220,163) | 91,324 |
| Cash and cash equivalents, beginning of year | 308,270 | 216,946 |
| Cash and cash equivalents, end of year | $ 88,107 | $ 308,270 |
| *Non-Cash Investing and Financing Transactions:* | | |
| Acquisition of equipment under capital lease | $ 18,330 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Stonebridge Associates, LLC (the "Company") was formed as a limited liability company on January 18, 1996 and is a registered broker-dealer under the Securities Act of 1934. The Company provides merger and acquisition services, capital raising through private sales of equity and debt securities, and other financial advisory services to companies primarily throughout the United States.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

### Revenue Recognition

Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, has been successfully demonstrated. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

### Accrued Revenue

The Company records in revenue amounts that were earned but unbilled as of fiscal year end. These amounts are due from clients for services performed in the year recognized which were not invoiced by year end.

### Reimbursed Expenses

The Company accounts for reimbursed expenses in accordance with Emerging Issues Task Force No. 01-14, "*Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses*". Accordingly, all reimbursed expenses are included in gross revenue because the Company is the primary obligor, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents.

### Concentration of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its temporary cash investments with financial institutions which management considers to be of high credit quality. At times, such investments may be in excess of the Federal Insurance Deposit Corporation ("FDIC") insurance limit. The Company provides credit to customers in the normal course of business and collateral is not required for accounts receivable, but ongoing credit evaluations of customers are performed.

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Concentration of Credit Risk and Significant Customers (Continued)**

On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on periodic assessment of overdue accounts, outstanding disputes, historical collection trends, and information on customers' liquidity and financial condition. If the financial condition of the Company's customers were to deteriorate and thereby result in an inability to make payments, additional allowances would be required. There is no allowance for doubtful accounts as of March 31, 2009 and 2008.

For the year ended March 31, 2009, three customers accounted for approximately 67% of the Company's net revenue and two customers accounted for 84% of accounts receivable. For the year ended March 31, 2008, two customers accounted for approximately 43% of the Company's net revenue and one customer accounted for 77% of accounts receivable.

**Deferred Costs**

Deferred costs include direct operating costs associated with the delivery of the Company's services which have been capitalized until the time service revenue is recognized. The principal elements of deferred costs are payroll and related expense and occupancy expenses.

**Property and Equipment**

Property and equipment are stated at cost less accumulated depreciation and amortization. Purchases over $1,000 are capitalized as property and equipment. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. The principal estimated useful lives are five years for computer equipment, seven years for office equipment and furniture and fixtures. Leasehold improvements are amortized on a straight line basis over the shorter of the lease terms or their estimated useful lives. Repair and maintenance costs are expensed as incurred. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

**Long-Lived Assets**

The Company reviews long-lived assets and all definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

**Investments**

Investments historically consist of convertible preferred stock, restricted common stock, and warrants to purchase common stock of non-public entities received as partial payment for services that the Company rendered. During the years ended March 31, 2009 and 2008, no such investments were held by the Company.

**Advertising Expense**

The cost of advertising is expensed as incurred. Costs are included in operating expense and totaled $35,813 and $22,283 for the years ended March 31, 2009 and 2008, respectively.

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Comprehensive Income

The Company has no other reportable comprehensive loss items to report, other than net loss, for the periods presented.

### Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

### Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

Management has elected to defer the application of FIN 48 in accordance with FASB Staff Position No. 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Non-public Companies"*, for annual financial statements for fiscal years beginning after December 15, 2008. The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5, *"Accounting for Contingencies"*.

## NOTE 2 – NOTES RECEIVABLE

On January 8, 2009, the Company converted a customer account receivable to a note receivable in the amount of $26,550. The note bears interest at 10% per annum and is due January 1, 2011. The note may be prepaid in whole or in part, at any time or from time to time, without a premium or penalty. At March 31, 2009, it was determined that this receivable was impaired and a reserve was recorded in the amount of $13,045. The note is carried at estimated net realizable value of $13,505, as of March 31, 2009.

## NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31:

| | 2009 | 2008 |
|---|---|---|
| Furniture and fixtures | $ 84,351 | $ 102,681 |
| Computer equipment | 46,936 | 40,823 |
| Leasehold improvements | 106,533 | 106,533 |
| Equipment under capital lease | 18,330 | - |
| | 256,150 | 250,037 |
| Less: accumulated depreciation | (230,624) | (234,419) |
| | $ 25,526 | $ 15,618 |

## NOTE 3 - PROPERTY AND EQUIPMENT (Continued)

Depreciation and amortization expense for the years ended March 31, 2009 and 2008 was $8,422 and $6,391, respectively. Accumulated depreciation for property and equipment purchased pursuant to capital lease arrangements amounted to approximately $3,055.

## NOTE 4 - MEMBERS' EQUITY

On April 1, 1996, the Stonebridge Associates, LLC Operating Agreement (the "Operating Agreement") created two classes of ownership: Common Interest Members (the "Common Interest") and Class A Preferred Interest Members (the "Class A Interest") (collectively, the "Members").

On April 1, 2000, the members entered into an Amendment to the Operating Agreement (the "2000 Amendment") that created Special Common Interest Members (the "Special Common Interest"). Special Common Interest Members receive all the same rights, including without limitation, voting rights, as the Common Interest Members, except that Special Common Interest Members shall not be entitled to receive distributions upon dissolution other than an amount equal to any unreturned capital, plus any earned, but unpaid distributions.

On January 31, 2002, in connection with the redemption of the interest of certain Class A Interest members, the Members approved the amendment of the Operating Agreement (the "Amended Operating Agreement"). The Amended Operating Agreement established the Class B Preferred Interest Members ("Class B Interest") while retaining the Class A Interest (collectively, the "Preferred Interest Members").

On March 31, 2006, in connection with the redemption of the remaining interests of Class A Interest members, the Members approved an additional amendment of the Operating Agreement (the "March 2006 Amendment"). In this redemption, the Class A Interest members exchanged their Class A Interests for a combination of cash and Class B Interests. The March 2006 Amendment eliminated the rights and priorities of the Class A Interests.

In 2008, one of the Company's preferred B and common member retired. As a result of the retirement, the Company repurchased all of the member's class B preferred interest in the Company in the amount of $10,000. In addition, the Company had one redemption of a preferred class B member in the amount of $23,000.

In 2009, the Company sold preferred B interests in the amount of $344,000 and had one preferred B redemption in the amount of $30,000.

### Allocation of Profits and Loss

Profits are allocated first to the Preferred Interest Members until they have received, on a cumulative basis since inception of the Company, an amount of profits equal to all amounts of cash and property distributed to them under the March 2006 Amendment other than distributions of unreturned capital with the balance to the Common Interest Members and Special Common Interest Members. All losses are distributed to Common Interest Members and Special Common Interest Members.

### Distributions

Distributions of cash will first be made to all Common Interest Members in an amount sufficient to pay applicable tax obligations. Class B Preferred members will then receive distribution of profits equal to 15% of their unreturned capital. Thereafter, profits are distributed to Common Interest Members. Class B members' distributions are non-cumulative; they have no rights to receive any deficiencies from prior years.

## NOTE 4 - MEMBERS' EQUITY (Continued)

### Distributions (Continued)

No member may transfer all or any part of their interest in the Company without prior written approval of the directors of the Company.

### Redemption of Preferred Interests

Class B Interest members shall have the option, exercisable within 90 days after the commencement of each accounting year, to require the Company to redeem up to 100% of their Class B Interest at the purchase price equal to their unreturned capital, plus unpaid distributions. At the Company's election, the purchase price will be paid (i) by a five-year promissory note of the Company, (ii) in cash, or (iii) by a combination of cash and such a promissory note. In the event that the Company elects to pay some or all of the purchase price by a promissory note of the Company, such note shall bear interest at the rate of 7% per annum or, if higher, at the applicable federal rate. In all events, such note shall have terms as are necessary in order for it to qualify as capital for purposes of the net capital computation under SEC Rule 15c3-1.

### Membership Subscription Receivable

On April 1, 2000, the Company issued a Special Common Interest Membership to a manager of the Company. In return for the Special Common Interest, the Company received $20,000 and issued a promissory note (the "Note") for $87,544 (the "Principal Amount") which was recorded as a subscription receivable in members' equity. The Note bears interest at 7% which is payable in arrears on the last business day of each calendar year. The Note is secured by the member's 4.7% Special Common Interest in the Company, which may or may not provide adequate collateral for the Note.

As of March 31, 2009, required payments of principal and accrued interest had not been paid in full and, accordingly, the Note is in default. The Company has elected not to exercise its remedies applicable to the default on the Note. As of March 31, 2009 and 2008, the outstanding balance on the Note was $43,427 and accrued interest receivable was $22,783.

### Option Agreement

On April 1, 2000, the Company entered into an option agreement (the "Option") with a member of management and holder of a Special Common Interest (the "Member"). The Member has the option to convert the Member's Special Common Interests to Common Interests at the Option exercise price of $88,256. The Option expires on the 10th anniversary of the Option agreement and upon the Member's election can be extended for an additional 10 year term. The Member is entitled to exercise the Option only in the event of a dissolution distribution of the Company pursuant to the Amended Operating Agreement. In the event the Member ceases to be employed or to be a member of the Company, the Option will cease to be exercisable as of the effective date of the termination.

### Subsequent Event

In May 2009, the Company sold additional preferred B interests in the amount of $100,000.

## NOTE 5 - COMMITMENTS

### Operating Leases

The Company leases office equipment under various non-cancelable operating leases with annual lease payments of approximately $16,000 which terminate through 2012. The Company has entered into an operating lease agreement for its corporate office and storage space in Boston,

## NOTE 5 – COMMITMENTS (Continued)

### Operating Leases (Continued)

Massachusetts, which contains a provision for future rent increases or periods in which rent payments are reduced (abated). In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent which is reflected as a separate line item in the accompanying Statements of Financial Condition.

Minimum future lease payments under all operating leases are as follows:

| | | |
|---|---|---|
| 2010 | $ | 222,506 |
| 2011 | | 215,111 |
| 2012 | | 89,858 |
| | $ | 527,475 |

Lease expense, included in operating expenses, for the years ended March 31, 2009 and 2008 was $235,151 and $229,533, respectively.

### Capital Leases

In 2009, the Company entered into a capital lease agreement relating to the acquisition of office equipment. Future minimum lease payments due under this non-cancelable lease agreement as of March 31, 2009 is as follows:

| | | |
|---|---|---|
| 2010 | $ | 8,311 |
| 2011 | | 8,311 |
| 2012 | | 4,156 |
| Total future minimum lease payments | | 20,779 |
| Less: amounts representing interest | | (4,760) |
| Present value of future minimum lease payments | | 16,019 |
| Less: current portion | | (5,420) |
| Capital lease obligation, net of current portion | $ | 10,599 |

## NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to substantially all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contributions to the Plan for the years ended March 31, 2009 and 2008 were $0 and $39,283, respectively.

## NOTE 7 - RELATED PARTY TRANSACTIONS

**Consulting Agreement**

In September 2006, one of the Company's common members (the "Consultant") retired. As a result of the retirement, the Company repurchased a portion of the Consultant's common member interest in the Company and entered into a consulting agreement with the Consultant, effective October 1, 2006 (the "Consulting Agreement"). The Consulting Agreement calls for the member to provide services relating to specified existing and prospective clients. Pursuant to the Consulting Agreement, in consideration of the consulting services, the Company paid the Consultant $43,200 for the year ended March 31, 2008. In addition, the Consultant was eligible for bonuses and referral fees. The Consulting Agreement was terminated as of December 31, 2007.

## NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had net capital of $28,053 which was $23,053 in excess of its required net capital. At March 31, 2009, the Company's aggregate indebtedness to net capital ratio was 1.57 to 1.

**STONEBRIDGE ASSOCIATES, LLC**
**SUPPLEMENTARY SCHEDULE OF OPERATING EXPENSES**
**YEARS ENDED MARCH 31, 2009 AND 2008**

| | 2009 | 2008 |
|---|---|---|
| Salaries and bonuses | $ 1,669,178 | $ 1,264,696 |
| Occupancy expense | 235,151 | 229,533 |
| Employee benefits | 144,678 | 76,129 |
| Payroll taxes | 92,164 | 91,020 |
| Travel | 73,499 | 69,734 |
| Research | 70,170 | 66,956 |
| Referral fees | 60,000 | - |
| Accounting | 26,100 | 45,740 |
| Office expenses | 42,026 | 33,895 |
| Marketing and advertising | 35,813 | 22,283 |
| Insurance | 28,282 | 31,753 |
| Meals and entertainment | 23,929 | 23,156 |
| Telephone | 19,207 | 18,488 |
| FINRA license fees | 12,181 | 6,854 |
| Conferences | 11,230 | 6,386 |
| Fees and services | 7,924 | 3,912 |
| Amortization and depreciation | 8,422 | 6,391 |
| Repairs and maintenance | 5,053 | 6,020 |
| Subscriptions | 4,308 | 12,274 |
| Messenger and delivery | 3,736 | 5,955 |
| Equipment rental | (498) | 1,006 |
| Legal | 17,583 | 2,410 |
| Contributions | 3,450 | 3,025 |
| Recruiting | 2,347 | 1,380 |
| Postage | 2,227 | 1,350 |
| Interest expense | 1,844 | - |
| Temporary labor | 318 | 244 |
| Consulting expense | - | 43,200 |
| | $ 2,600,322 | $ 2,073,790 |

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Stonebridge Associates, LLC (the "Company") as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
June 9, 2009

# STONEBRIDGE ASSOCIATES, LLC
# COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
# MARCH 31, 2009

## Schedule I

| | | |
|---|---|---|
| Total members' equity | | $ 637,969 |
| Less: non-allowable assets | | 609,916 |
| Net capital | | 28,053 |
| Net capital requirement: | | |
| 6 2/3% aggregate indebtedness or | $ 2,936 | |
| minimum dollar net capital requirement | $ 5,000 | 5,000 |
| Excess net capital | | $ 23,053 |
| Aggregate indebtedness | | $ 44,035 |
| Percentage of aggregate indebtedness to net capital | | 157% |

There were material reconciling items between the above calculation and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule 15(c)(3)-1, as follows:

| | |
|---|---|
| Unaudited computation of net capital per most recent quarterly filing | $ 43,038 |
| Audit adjustments: | |
| Net effect of capital lease recognition | (16,020) |
| Accrual adjustments | 1,035 |
| | (14,985) |
| Audited computation of net capital | $ 28,053 |

# STONEBRIDGE ASSOCIATES, LLC
# RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
# MARCH 31, 2009

**Schedule II**

Stonebridge Associates, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k)(2)(i).